UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [ ] ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

1

Quarterly Business Review by Management for the

Quarter Ended December 31, 2015

TABLE OF CONTENTS

Item 1. Selected Financial Data:	3

Item 2. Quarterly Business Review	7

Item 3. Quantitative and Qualitative Disclosures About Market Risks	14

Signatures	16

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31,	March 31,
	2015	2015
	(Unaudited)	(Audited)
ASSETS	$	$
Current assets
Cash and cash equivalents	555,703	1,028,381
Accounts receivable, net	87,285	63,353
Investment tax credits receivable	108,382	300,404
Other tax credits	72,045	53,750
Prepaid expenses	1,357	12,976
	824,772	1,458,864

Investment	109,104	788
Intangible assets	-	4,358
Property and equipment, net	23,516	24,506
	957,392	1,488,516
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	12,338	25,309
Accrued liabilities	49,210	87,143
Deferred revenue	118,504	186,034
	180,052	298,486
Deferred rent	10,963	-

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2015 and March 31, 2015.
Special shares, no par value, non-voting,	-	-
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2015 and March 31, 2015.
Common shares, no par value, voting,
Unlimited authorized shares; 150,839,832 shares issued and outstanding as at December 31, 2015 and 143,843,889 as at March 31, 2015.	19,432,795	19,432,795
Additional paid-in capital	2,989,683	2,955,865
Accumulated deficit	(21,277,360)	(20,901,590)
Accumulated other comprehensive income	(408,828)	(297,040)
	766,377	1,190,030
	957,392	1,488,516

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ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2015	Three months ended December 31, 2014	Nine months ended December 31, 2015	Nine months ended December 31, 2014
	$	$	$	$
Revenue
Mobile	54,236	13,506	103,346	145,091
Software	14,733	95,715	36,137	133,168
Software maintenance and consulting	103,626	272,830	358,309	685,321
Total revenue	172,595	382,051	497,792	963,580

Operating expenses
Cost of revenue	11,720	23,834	61,524	58,838
Selling, general and administrative	167,378	201,885	612,857	815,321
Research and development	97,746	232,007	351,872	585,9b19
Total operating expenses	276,844	457,726	1,026,253	1,460,078

Income (loss) from operations	(104,249)	(75,675)	(528,461)	(496,498)
Other income (expense):
Other income	-	-	-	(914)
Gain on disposition of assets	-	-	(185)	66,611
Interest income, net	10,721	17,136	43,120	59,377
Total other income	10,721	17,136	42,935	125,071
Net income (loss) before income taxes	(93,528)	(58,539)	(485,526)	(371,427)
Income tax benefit	37,302	65,030	139,843	158,346
Net income (loss)	(56,226)	6,491	(345,683)	(213,081)

Basic and fully diluted income (loss) per share	(0.000)	0.000	(0.002)	(0.002)
Weighted average number of shares outstanding	150,826,544	140,499,657	147,180,030	138,922,806

4

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2015	Nine months ended December 31, 2014
	$	$
OPERATING ACTIVITIES
Net income (loss)	(345,683)	(23,081)
Items not involving cash:
Depreciation of property and equipment	6,587	8,687
Amortization of intangible assets	-	6,807
Stock-based compensation	35,707	81,558
Changes in operating working capital
Decrease (increase) in accounts receivable	(23,932)	39,345
Decrease (increase) in investment tax credits receivable	173,727	229,268
Decrease (increase) in prepaid expenses	11,619	13,319
Increase (decrease) in accounts payable	(12,971)	(23,851)
Increase (decrease) in deferred rent	10,963	-
Increase (decrease) in accrued liabilities	(37,933)	(1,572)
Increase (decrease) in deferred revenue	(67,530)	6,461
Cash flows provided by operating activities	(249,446)	149,941

INVESTING ACTIVITIES
Purchase of property and equipment	(5,597)	(4,370)
Purchase of an investment	(108,316)	-
Cash flows used in investing activities	(113,913)	(4,370)

FINANCING ACTIVITIES	-	-
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	(109,319)	(19,651)

Increase (Decrease) in cash	(472,678)	122,290
Cash, beginning of period	1,028,381	1,386,737
Cash, end of period	555,703	1,509,657

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BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2015 has been derived from our audited consolidated financial statements for the year ended March 31, 2015. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2015 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and nine month periods ended December 31, 2015 are not necessarily indicative of the results to be expected for the full year.

INVESTMENT

Investments and long term deposits	Original Cost	Carrying Value
Seregon	95,147	-
CP4H	187,367	-
LW Capital Pool	10,290	-
HostedBizz	1,005	722
Equispheres	111,990	108,382

On October 21, 2009, ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2011 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM did not gain significant influence, or control, over Seregon.

Due to a significant downturn in the business outlook for Seregon, ZIM has determined that this investment is fully impaired and, on March 31, 2013, has taken an impairment charge equal to the full value of the investment.

On June 29, 2011, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. The investment consisted of the purchase of 200 common shares at a price of $187,367.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

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ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, over the corporate decisions of CP4H at this time. Based on these facts the investment has been accounted for using the cost method.

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment net of the foreign exchange impact.

On April 3, 2014 LW Capital Pool Inc. (“LWCPI”) completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed. Because the business of Tweed is not part of the business ZIM is pursuing, ZIM has categorized the shares of Tweed as available for sale subsequent to year-end.

On April 11, 2014 the Company sold its shares of Tweed of a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727.

On April 30, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948

Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

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The following discussion includes information from the Selected Financial Data for the three month and nine month periods ended December 31, 2015 and 2014.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended December 31, 2015 was $172,595 a decrease from $382,051 for the quarter ended December 31, 2014. The decrease in revenue resulted from an decrease in software revenue related to a contribution in kind of $84,303 in fiscal 2015 and was partially offset by an increase in SMS message revenue.

Net loss for the quarter was $56,226, as compared to a net loss of $6,491 for the quarter ended December 31, 2014. On a year to date basis net loss was $345,683 as of December 31, 2015 as compared to net loss of $213,081 for the same period in 2014. The increase in losses, for the quarter and nine-month period, is a reflection of lower revenue related to software, maintenance and consulting and is partially offset by decreased selling, general and administrative expenses.

ZIM had cash and cash equivalents of $555,703 at December 31, 2015 as compared to cash and cash equivalents of $1,028,381 at March 31, 2015.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.   SMS and the provision of mobile content directly to end users (which started with ZIM’s acquisition of Advanced Internet Services in 2007) will continue to provide a minimal amount of revenues within the mobile segment of operations.

In fiscal 2016 and 2017, ZIM intends to continue to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015.

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RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2015 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2014

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and nine months ended December 31, 2015 and 2014. The information for the three months and nine months ended December 31, 2015, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2015, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with United States GAAP and is stated in US dollars.

REVENUES

	Three months ended December 31, 2015	As a %	Three months ended December 31, 2014	As a %
	$		$
Bulk SMS	54,236	31	13,506	4
	54,236	31	13,506	4

Software	14,733	9	95,715	25
Maintenance and consulting	103,626	60	272,830	71
	118,359	69	368,545	96

Total Revenue	172,595		382,051	100

	Nine months ended December 31, 2015	As a %	Nine months ended December 31, 2014	As a %
	$		$
Bulk SMS	103,346	21	145,091	15
	103,346	21	145,091	15

Software	36,137	7	133,168	14
Maintenance and consulting	358,309	72	685,321	71
	394,446	79	818,489	85

Total Revenue	497,792	100	963,580	100

Total revenues for the three months ended December 31, 2015 were $172,595 as compared to $382,051 for the three months ended December 31, 2014. Total revenues for the nine months ended December 31, 2015 were $497,792 as compared to $963,580 for the nine months ended December 31, 2014. This quarter over quarter decrease of $209,456 (55%) and the year-to-date decrease of $465,788 (48%) in revenues are mainly attributable to a contribution in kind software arrangement valued at $84,303 that was recognized in 2014 combined with lower consulting and software sales and a stronger US dollar.

9

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenue from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $368,545 to $118,359 for the quarters ended December 31, 2015 and 2014, respectively. On a year-to-date basis revenues have decreased from $818,489 for the first nine months of fiscal 2014 to $394,446 for the first nine months of fiscal 2015. The year to date and quarter decrease in revenue are mainly due to a contribution in kind arrangement for ZIM software licenses in the amount of $84,303 that was recognized in 2014, completion of large software projects in 2014 and a weakening Brazilian real in 2015.

We intend to continue to allocate resources to the maintenance and development of our database products. We remain committed to serving our existing customers and growing our enterprise software business.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended December 31, 2015, we experienced a increase in revenues from $13,506 for the period ended December 31, 2014, to $54,236. We experienced a year-to-date revenue decrease from $145,091 for the nine months ended December 31, 2014, to $103,346 for the nine months ended December 31, 2015. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenues during the remainder of fiscal 2016.

OPERATING EXPENSES

	Three months ended December 31, 2015	Three months ended December 31, 2014	Period to period change
	$	$	$

Cost of revenue	11,720	23,834	(12,114)
Selling, general and administrative	167,378	201,885	(34,507)
Research and development	97,746	232,007	(134,261)
	276,844	457,726	(180,882)

	Nine months ended December 31, 2015	Nine months ended December 31, 2014	Period to period change
	$	$	$

Cost of revenue	61,524	58,838	2,686
Selling, general and administrative	612,857	815,321	(202,464)
Research and development	351,872	585,919	(234,047)
	1,026,253	1,460,078	(433,825)

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COST OF REVENUE

	Three months ended December 31, 2015	Three months ended December 31, 2014
	$	$
Mobile
Revenue	54,236	13,506
Cost of revenue	(1,587)	(1,948)
Gross margin	52,649	11,558

Gross margin percentage	97%	86%

Software
Revenue	118,359	368,545
Cost of revenue	(10,133)	(21,886)
Gross margin	108,226	346,659

Gross margin percentage	91%	94%

	Nine months ended December 31, 2015	Nine months ended December 31, 2014

Mobile
Revenue	103,346	145,091
Cost of revenue	(4,802)	(5,375)
Gross margin	98,544	139,719

Gross margin percentage	95%	96%

Software
Revenue	394,446	818,489
Cost of revenue	(56,722)	(53,463)
Gross margin	337,724	765,062

Gross margin percentage	86%	93%

The gross margins in our software segment decreased due to the $83,404 of software license revenue, recognized in 2014 with no cost of sales associated with it and increased expenses to complete projects in Brazil. At the same time, the gross margins in the mobile line of business have remained stable.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2015 and December 31, 2014 were $167,378 and $201,885, respectively. On a year to date basis, expenses have decreased from $815,321 for the first nine months of fiscal 2016 to $612,857 for the first nine months of fiscal 2015. These decreases are related to a stronger US dollar and cost containment.

11

STOCK-BASED COMPENSATION

For the three months ended December 31, 2015 and December 31, 2014, we recognized compensation expense for employees and consultants of $2,612 and $31,638, respectively. On a year-to-date basis stock-based compensation has decreased from $81,558 for the first nine months of fiscal 2015 to $35,707 for the first nine months of fiscal 2016. The Company does not have any non-vested awards outstanding.

On July 5, 2013, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. Our common share trading price at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

On September 3, 2014, the Company issued 3,794,427 common shares to executive officers and consultants in lieu of option based compensation for services provided. 593,333 shares were issued to Dr. Michael Cowpland, 2,130,000 shares were issued to a holding company controlled by Mr. James Stechyson and 1,071,094 shares were issued to a company controlled by Mr. John Chapman on approval of the Board of Directors. Our common share trading price at the time of the issue was $0.0111 and compensation expense of $42,118 was recognized.

On November 26, 2014, the Company issued 4,488,595 common shares to executive officers and consultants in lieu of option based compensation for services provided. 320,000 shares were issued to Dr. Michael Cowpland, 2,160,000 shares were issued to a holding company controlled by Mr. James Stechyson and 2,008,595 shares were issued to a company controlled by Mr. John Chapman on approval of the Board of Directors. Our common share trading price at the time of the issue was $0.0061 and compensation expense of $27,380 was recognized.

On August 22, 2015, the Company issued 6,945,943 common shares to executive officers and directors in lieu of option based compensation for services provided. 2,695,943 shares were issued to Dr. Michael Cowpland, 1,250,000 shares were issued to a holding company controlled by Mr. James Stechyson and 1,000,000 shares were issued to each of Ms. Debbie Weinstein, Mr. Donald Gibbs and Mr. Steven Houck on approval of the Board of Directors. Our common share trading price at the time of the issue was $0.0042 and compensation expense of $29,173 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2015 and 2014 were $97,746 and $232,007, respectively. On a year to date basis, research and development expenses have decreased from $585,919 for the first nine months of fiscal 2015 to $351,872 for the first nine months of fiscal 2016. The decrease is mainly due to the contribution in kind cost of $84,303 recognized in fiscal 2015 and stronger US dollar. This continued level of research and development investment reflects our focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

Net loss for the quarter ended December 31, 2015, was $56,226, as compared to a net income of $6,491 for the quarter ended December 31, 2014. On a year to date basis net loss was $345,683 as of December 31, 2015 as compared to net loss of $213,081 for the same period in 2014. The increase in losses, for the quarter and nine-month period, is a reflection of lower revenue related to software, maintenance and consulting and is partially offset by decreased selling, general and administrative expenses.

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ZIM had cash and cash equivalents of $555,703 at December 31, 2015 as compared to cash and cash equivalents of $1,028,381 at March 31, 2015.

Cash flows for the fiscal periods were as follows:

	Nine months ended December 31, 2015	Nine months ended December 31, 2014
	$	$
Cash flows provided by (used in) operating activities	(249,446)	146,941
Cash flows used in investing activities	113,913	4,370
Cash flows provided by financing activities	-	-

At December 31, 2015, we had access to a working capital line from our principal banker for approximately $36,127 ($50,000 in Canadian Dollars), in addition to a cash and cash equivalent balance of $555,703 As at December 31, 2015, we did not have any amounts drawn on this facility. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success that we have in executing our strategic plan as well as our ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, we may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $555,703 are comprised of $174,060 in cash and $381,643 in cash equivalents. The cash equivalents of $381,643 at December 30, 2015 (748,779 at March 31, 2015) are comprised of:

Held in Canada:

$148,269 ($205,205 CDN) at CIBC Wood Gundy at 1.25 % per annum – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $233,374- No Maturity. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	December 31, 2015	March 31, 2015

Canadian dollars	319,670	405,874
US dollars	41,295	50,441
Brazilian reals	1,122,505	2,094,638

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2015	March 31, 2015

Canadian dollars	62,899	21,531
US dollars	15,912	7,492
Brazilian reals	102,677	123,796

Accounts payable include the following amounts payable in their source currency:

	December 31, 2015	March 31, 2015

Canadian dollars	13,696	28,648
US dollars	2,247	545
Brazilian reals	772	6,929

Accrued liabilities include the following accruals in their source currency:

	December 31, 2015	March 31, 2015

Canadian dollars	56,514	99,733
Brazilian reals	33,174	27,086

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

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CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2015	March 31, 2015

Canada	52%	27%
North America, excluding Canada	18%	12%
South America	30%	61%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
February 16, 2016	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 16, 2016	/s/ John Chapman John Chapman, Chief Financial Officer

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